3 attachments (556 KB)
Joe & The Juice Holding - Minutes of extraordinary general meeting - Signed 06 December 2023.PDF; Subscription form - J&TJ Holding AS - December 2023 - (Per Johan Gustaf Elfgren).DOCX; Information Letter (Part II) - No sale.PDF;

Dear shareholder,

This email contains important information regarding the upcoming capital increase of Joe & The Juice Holding A/S that was approved at the EGM yesterday. Kindly please read the attached documents carefully.

Attached to this email you will find

- Information letter
- Executed minutes of general meeting
- Subscription forms

The information letter contains further information and guidance on the steps required from you in order to participate and subscribe for additional shares. We encourage you to take good note of the deadlines set out herein. Failure to follow the deadlines will result in loss of the possibility to subscribe shares.

Kind regards

Kristoffer

Bech·Bruun

Kristoffer Øxenholt
Junior Associate

M +45 25 26 36 92	Langelinie Alle 35	Law firm P/S	Download contact details
T +45 72 27 36 92	2100 København	CVR No. 38538071	København Aarhus